UNITED STATES

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

For the quarter ended December 31, 2001

ALLEGHENY ENERGY, INC.

(Name of registered holding company)

10435 Downsville Pike, Hagerstown, Maryland 21740-1766

(Address of principal executive offices)

Inquiries concerning this Form U-9C-3 should be directed to:	Thomas J. Kloc Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740 -1766 (301) 665-2711

ITEM 1 - ORGANIZATION CHART

Name of Reporting Company	Energy or Gas-related Company	Date of Organization	State Of Organization	Percentage of Voting Securities Held

Omitted pursuant to instructions for fourth quarter filings.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company Contributing Capital	Company Receiving Capital	Amount Of Capital Contribution

None

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost Of Capital	Total Amount Billed

No services have been provided by the reporting company to an associate company to date.

Part II - Transactions performed by associate companies on behalf of reporting companies

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost Of Capital	Total Amount Billed

Allegheny Energy Service Corporation	Allegheny Energy Solutions, Inc.	Technical support; planning & implementation of financial programs; counsel on corporate, legal and regulatory matters; general and administrative services.	$620,800	$(58,282)		$562,518

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

(Thousands of Dollars)

Investments in energy-related companies:

Total consolidated capitalization as of December 31, 2001	$7,606,163		line 1

Total capitalization multiplied by 15% (line 1 multiplied by 0.15)	$1,140,924		line 2

Greater of $50 million or line 2		$1,140,924	line 3

Total current aggregate investment: (categorized by major line of energy-related business)
Allegheny Energy Solutions, Inc.	$ 32,151
Mon Synfuel, LLC	$ 250
Fellon-McCord & Associates, Inc.	$ 25,353

Total current aggregate investment		$ 57,754	line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)		$1,083,170	line 5

Investments in gas-related companies:

None
ITEM 5 - OTHER INVESTMENTS

Major Line of Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in This U-9C-3 Report	Reason for Difference in Other Investment

None
ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

Omitted pursuant to instructions for fourth quarter filings.

Note: In Holding Company Act Release No. 27486 (December 31, 2001), the Commission, among other things, authorized Allegheny Energy, Inc. to merge Allegheny Energy Global Market in to Allegheny Energy Supply, LLC, making it a division thereof. Effective January 1, 2002, Allegheny Energy Global Market and Allegheny Energy Supply, LLC will report on a consolidated basis.

Signature

     Pursuant to the requirements of the Public Utilities Holding Company Act of 1935, Allegheny Energy, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLEGHENY ENERGY, INC.

/s/ THOMAS J. KLOC

Thomas J. Kloc
Vice President and Controller
(Chief Accounting Officer)

March 28, 2002